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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the Month of October 2003

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F  X   Form 40-F
                                      ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes            No  X
                                ---           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

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                              LOANS TO SUBSIDIARIES

     On October 14, 2003, we, Shinhan Financial Group, approved the extension of a loan in the aggregate principal amount of KRW 100,000,000,000 to Shinhan Card, our wholly-owned credit card subsidiary. The loan origination date is expected to be October 24, 2003. We plan to fund this loan through the issuance of corporate bonds in the domestic market on or about October 24, 2003. The maturity of the loan will be three years and the interest rate will be our domestic funding rate (applicable to issuance of corporate bonds) plus 20 basis points. Shinhan Card will use the proceeds to repay its existing debt. As of October 15, 2003, total loans outstanding to Shinhan Card from us amounted to KRW1,050,000,000,000.

     * SUMMARY OF THE TRANSACTION:

     1.  Name of the Subsidiary (debtor) :         Shinhan Card
     2.  Aggregate Principal Amount of Loan :      KRW 100,000,000,000
     3.  Loan Origination Date :                   October 24, 2003
     4.  Total Loans to Shinhan Card :             KRW1,050,000,000,000
            (as of October 15, 2003)
     5.  Maturity :                                Three (3) years
     6.  Interest Rate :                           Shinhan Financial Group's
                                                   domestic funding rate plus 20
                                                   basis points
     7.  Use of Proceeds to Shinhan Card :         To repay existing debt
     8.  Date of Approval :                        October 14, 2003



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By:      /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date : October 15, 2003